UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Global Clean Energy Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

378989107

(CUSIP Number)

December 26, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378989107

1.	Name of Reporting Persons Pacific Sequoia Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,000,000 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 40,000,000 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.7%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 378989107

1.	Name of Reporting Persons Jeffrey S. Skoll
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,000,000 (See Item 4)*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 40,000,000 (See Item 4)*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000 (See Item 4)*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.7%
12.	Type of Reporting Person (See Instructions) IN

*

The shares are held by Pacific Sequoia Holdings LLC, GrowthWorks Canadian Fund Ltd. and AllianceBernstein Venture Fund I, L.P. The Reporting Person is the indirect sole member of Pacific Sequoia Holdings LLC and may be deemed to share the power to direct the voting and disposition of such shares on behalf of Pacific Sequoia Holdings LLC.

CUSIP No. 378989107

1.	Name of Reporting Persons GrowthWorks Canadian Fund Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,000,000 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 40,000,000 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.7%
12.	Type of Reporting Person (See Instructions) CO

Item 1.

	(a)	Name of Issuer

Global Clean Energy Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

2790 Skypark Drive, Suite 105
Torrance, CA 90505

Item 2.

	(a)	Name of Person Filing

Each of the following is a reporting person (“Reporting Person”)

Pacific Sequoia Holdings LLC (“PSH”)
Jeffrey S. Skoll
GrowthWorks Canadian Fund Ltd. (“GWC”)

	(b)	Address of Principal Business Office or, if none, Residence

The principal business address of PSH and Jeffrey S. Skoll is 250 University Avenue, Palo Alto, CA 94301.

The principal business address of GWC is McCarthy Tétrault LLP, Box 48, Suite 5300, Toronto Dominion Bank Tower, Toronto, ON M5K 1E6 (Attn: Jonathan Grant)

	(c)	Citizenship

PSH was organized in Delaware and Jeffrey S. Skoll is a United States citizen.
GWC was organized in Canada.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

378989107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Reference is hereby made to responses 5 - 8 on pages 2 - 4 of this Schedule, which responses are incorporated herein by reference.

The securities to which this Schedule relates (the “Shares”) were assigned to PSH, GWC and AllianceBernstein Venture Fund I, L.P. (“ABV”) (collectively, the “Collateral Agent”) pursuant to that Assignment dated December 26, 2018 (the “Effective Date,” and such agreement, the “Assignment”). The Collateral Agent was designated as collateral agent pursuant to a guarantee and security agreement by and between the Collateral Agent, Targeted Growth, Inc. (“TGI”) and the other parties thereto (the “Security Agreement”). The Shares were assigned to the Collateral Agent in partial satisfaction of the obligations owed by TGI under the Security Agreement.

From and after the Effective Date, the Reporting Persons, along with ABV, share voting and dispositive control over the Shares. Jeffrey S. Skoll, as the indirect sole member of PSH, may be deemed to share the power to direct the voting or disposition of the Shares on behalf of PSH.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that PSH, Jeffrey S. Skoll or GWC are or were, for any other purpose, the beneficial owners of any of the Shares.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities may be deemed the “beneficial owners” of some or all of the Shares insofar as they may be deemed to share the power to direct the voting or disposition of the Shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is or was, for any purpose, the beneficial owner of any of the Shares, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in response number 11 on each of pages 2 - 4 was derived from the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2016, in which the Issuer stated that the number of shares of its common stock outstanding as of May 13, 2016 was 341,405,545 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Reference is hereby made to Item 4 of this Schedule, which Item is hereby incorporated by reference herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each expressly disclaims membership in a group.

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

PACIFIC SEQUOIA HOLDINGS LLC

By:	/s/ Eric Techel
Name:	Eric Techel
Title:	Manager

By:	/s/ James G.B. DeMartini, III
Name:	James G.B. DeMartini, III
Title:	Manager

Jeffrey S. Skoll

By:	/s/ Eric Techel
Eric Techel, Attorney-in-Fact for Jeffrey S. Skoll

GROWTHWORKS CANADIAN FUND LTD.
By Its Investment Advisor, Crimson Capital Inc.

By:	/s/ Donna Parr
Name:	Donna Parr
Title:	President, Crimson Capital Inc.

EXHIBITS

A:	Joint Filing Agreement